Versadial, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165
(212)986-0886

Fursa Master Global Event Driven Fund, L.P.
clo Fursa Alternative Strategies, LLC
444 Merrick Road, Suite 104
Lynbrook, NY 11563

February 28, 2008

Gentlemen:

This letter shall confirm our recent discussions as to the extension of the offering period for the current unit offering of securities of Versadial, Inc. ("Versadial") pursuant to the Subscription Documents dated January 11, 2008 (the "Current Offering") and related matters.

1.	Fursa Master Global Event Driven Fund, L.P. ("Fursa") hereby reconfirms its obligation to deliver the remaining $2,000,000 of its commitment and participation in the Current Offering.
2.	Fursa consents to

(a)
extending the stated Maturity Date of Versadial's 10% Senior Redeemable Convertible Promissory Notes in the currently outstanding principal amount of $7,879,687 held by Fursa for nine months, or through November 9, 2009; and

(b)
a nine (9) month extension of the period that Versadial has to repurchase twenty five (25%) of the warrants issued as contemplated by the Line of Credit Financing Agreement dated as of February 1, 2007 between Versadial and Fursa Alternative Strategies, LLC (as the same has been amended or supplemented through the date hereof).

3.
Acknowledging that Fursa may not deliver the remaining commitment of $2,000,000 by the last date of the Current Offering, Versadial has agreed, without waiving any of its rights in law or in equity, to refrain from pursuing remedies against Fursa until the earlier of (i) delivery of the $2,000,000 commitment or (ii) March 31, 2008, subject to the provisions of this letter.

4.
Versadial has advised Fursa that, apart from and in lieu of the Current Offering, shall seek to raise up to $3,000,000 in new debt financing, which may include a conversion feature andlor warrant (the "New Debt Financing"), and Fursa consents to such New Debt Financing.

5.	To facilitate placement of the New Debt Financing, Fursa has consented as follows:

(a)
The holders of the debt instruments sold in the New Debt Financing shall be entitled, on a parity basis with Fursa, to have a security interest in all assets of Versadial and its Innopump, Inc. subsidiary ("Innopump"). Fursa will enter into such customary instruments or agreements as may be reasonably requested to give effect to the parity security interest; and

(b)
Registration Rights comparable to those offered in the Current Offering may be offered to purchasers in the New Debt Financing, and Fursa confirms that, pending Versadial's completing the registration of securities offered in the Current Offering and in the New Debt Financing, the registration rights granted to Fursa and to its affiliate Prospero Capital, LLC ("Prospero") in the August 9, 2006 Registration Rights Agreement, as amended, covering the senior redeemable Convertible Promissory Notes and warrants to purchase Versadial common stock held by Fursa and Prospero shall be tolled, and registration of the equity securities offered in the New Debt Financing may proceed ahead of the registration of securities in the Current Offering.

6.
Versadial agrees that if the full $3,000,000 in New Debt Financing is raised by March 31, 2008, Fursa's obligation set forth in clause 1 above shall be discharged, and Fursa will have no further obligation or liability to participate in the Current Offering.

(a) The parties agree that at such time as the total amount delivered by Fursa in the Current Offering has been finally fixed, Fursa will have earned, and be promptly paid, the 5% commission on such amount.

Kindly confirm your consent to and agreement with the foregoing by signing and returning a copy of this letter to us.

Very truly yours,
VERSADIAL, INC.

/s/Geoffrey Donaldson
Geoffrey Donaldson
Chief Executive Officer

CONSENTED TO AND AGREED WITH:

FURSA MASTER GLOBAL EVENT DRIVEN FUND, L.P.
By:
Fursa Alternative Strategies LLC
Its Manager

By:/s/William F. Harley III
Name: William F. Harley, III
Title: President and Chief Investment Officer